# MUSAFFA CFV LLC

(a Wyoming LLC)

## Audited Financial Statements

As of the year ended December 31, 2023

Audited by:



Alice.CPA LLC
A New Jersey CPA Company

# Financial Statements

# Musaffa CFV LLC

Table of Contents











Alice CPA

Independent Auditor's Report

February 23, 2024
To: Board of Directors of Musaffa CFV LLC
Attn: Dilshod Jumaniyaz, CEO
Re: 2023 Financial Statement Audit – Musaffa CFV LLC

**Report on the Audit of the Financial Statements**

**Opinion**

We have audited the financial statements of Musaffa CFV LLC, which comprise the balance sheets as of December 31, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Musaffa CFV LLC as of the date of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**BasisforOpinion**

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Musaffa CFV LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis or our audit opinion.

**Responsibilities of Management for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Musaffa CFV LLC's ability to continue as a going concern.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

229 Park Ave S, Suite 70037
New York, New York 10003-1502

Info@Alice.CPA

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Musaffa CFV LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Musaffa CFV LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

Sincerely,

*Alice·CPA LLC*

Alice.CPA LLC
Robbinsville, New Jersey
February 23, 2024



MUSAFFA CFV LLC
BALANCE SHEET
As of December 31, 2023
(Audited)

ASSETS

**Current Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | - |
| Total Current Assets | | - |

| | | |
|---|---|---|
| Total Assets | $ | - |

LIABILITIES AND MEMBERS' EQUITY

**Current Liabilities**

| | | |
|---|---|---|
| Accounts payable | $ | - |
| Related Party Payable | | 3,850 |
| Total Current Liabilities | | 3,850 |

**Long-Term Liabilities**

| | | |
|---|---|---|
| Total Long-Term Liabilities | | - |

| | | |
|---|---|---|
| Total Liabilities | | 3,850 |

**Member's equity**

| | | |
|---|---|---|
| Member's capital | | - |
| Retained earnings | | (3,850) |
| Total Member's Equity | | (3,850) |

| | | |
|---|---|---|
| Total Liabilities and Member's Equity | $ | - |

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA CFV LLC
INCOME STATEMENT
For the Year Ended December 31, 2023
(Audited)

| | | |
|---|---|---:|
| Revenues | $ | - |
| | | |
| Operating Expenses | | |
| General and administrative | | - |
| Professional services | | 3,850 |
| Depreciation and amortization | | - |
| Total Operating Expenses | | - |
| | | |
| Net Income (Loss) | | $ (3,850) |

The accompanying footnotes are an integral part of these financial statements.

**MUSAFFA CFV LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
For the Year Ended December 31, 2023
(Audited)

|  | Member's Capital | Retained Earnings | Total Member's Equity |
|---|---|---|---|
| Balance as of November 13, 2023 (Inception) | $ - | $ - | $ - |
| Net loss | - | (3,850) | - |
| Balance as of December 31, 2023 | $ - | $ (3,850) | $ (3,850) |

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA CFV LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2023
(Audited)

Cash Flows from Operating Activities

| | $ |
|---|---|
| Net Income (Loss) | (3,850) |
| Adjustments to reconcile net income (loss) to net cash provided by operations: | |
| Depreciation and amortization | - |
| Changes in operating assets and liabilities: | |
| Accounts receivable | - |
| Accounts payable | - |
| Related Party Payable | 3,850 |
| Net cash provided by (used in) operating activities | - |
| | |
| Cash Flows from Investing Activities | |
| Net cash used in investing activities | - |
| | |
| Cash Flows from Financing Activities | |
| Net cash used in financing activities | - |
| Net change in cash and cash equivalents | - |
| | |
| Cash and cash equivalents at beginning of period | - |
| Cash and cash equivalents at end of period | $ - |

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA CFV LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Musaffa CFV LLC (which may be referred to as the "Company", "we," "us," or "our"), a Wyoming limited liability company, operates pursuant to a limited liability company agreement (the "Agreement") dated November 13, 2023. The Company was formed on November 13, 2023 with the intent to facilitate the investment in Musaffa, Inc., a Delaware Corporation ("Crowdfunding Issuer"), via a regulation crowdfunding offering. The general purposes of the Company is to acquire hold, dispose of, and otherwise invest in securities of the Crowdfunding Issuer; to exercise all rights, powers, and privileges with respect to securities of the Crowdfunding Issuer; to enter into, make, and perform all contracts in connection with its ownership of Securities of the Crowdfunding Issuer; and to engage in any other lawful activities which are related or incidental to the foregoing purposes.

Since its inception, the Company has relied on contributions from owners to fund its operations. As of December 31, 2023, the Company had not begun operations and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7). If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2023, the Company had no cash on hand and has not yet created a bank account.

Property and Equipment

Property and equipment will be recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. As of December 31, 2023, the Company had no property and equipment.

Depreciation will be provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2023.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2023.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2023, the Company had not begun recognizing sales.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, *Leases*, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. The company evaluated the effect that the updated standard will have on the financial statements and related disclosures, noting no impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company is a limited liability company, treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

Any uncertain tax position taken by a member is not an uncertain position of the Company.

NOTE 4 – MEMBERS AND OWNERSHIP

The Company has not issued units to any members as of December 31, 2023.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from Members and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $4,849,284 in Member units. The Company is planning to raise a minimum amount of $10,000 in this offering. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Dealmaker (the "Intermediary"). The Intermediary will be entitled to receive a commission fee and/or securities issued in this offering as an intermediary fee.

Management's Evaluation

Management has evaluated subsequent events through February 23, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified that require adjustment or disclosure in the financial statements.

**EXHIBIT A**

*Financial Statements*

See attached financial statements.

# EXHIBIT A

*Financial Statements*

See attached financial statements.